Registration No. 333-

              As filed with the Securities and Exchange Commission
                               on August __, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                =================

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                =================

                             INTELLI-CHECK(R), INC.
             (Exact name of registrant as specified in its charter)

DELAWARE                                   11-3234779
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

                             246 CROSSWAYS PARK WEST
                            WOODBURY, NEW YORK 11797
                                 (516) 992-1900
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                =================

                                FRANK MANDELBAUM
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             INTELLI-CHECK(R), INC.
                             246 CROSSWAYS PARK WEST
                            WOODBURY, NEW YORK 11797
                                 (516) 992-1900
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                =================

                                   Copies to:
MITCHELL S.  NUSSBAUM, ESQ.                             RICHARD DISTEFANO, ESQ.
LOEB & LOEB LLP                                         BLANK ROME LLP
345 PARK AVENUE                                         405 LEXINGTON AVENUE
NEW YORK, NY 10154                                      NEW YORK, NY 10174
PHONE: (212) 407-4000                                   PHONE: (212) 885-5000
FAX: (212) 407-4990                                     FAX: (212) 885-5047

                                =================

               Approximate Date of Commencement of Proposed Sale to the Public:
               As soon as practicable after this registration statement becomes effective.

                                =================

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /____________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /____________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                                =================

                         CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                                               PROPOSED
                                                             PROPOSED          MAXIMUM
                                                             MAXIMUM           AGGREGATE
                                          AMOUNT TO BE       OFFERING PRICE    OFFERING         AMOUNT OF
TITLE OF SHARES TO BE REGISTERED          REGISTERED(1)      PER SHARE(2)      PRICE(2)         REGISTRATION FEE
================================================================================================================
Common stock, $0.001 par value            1,150,000          $9.20             $10,580,000      $855.92
================================================================================================================
  Underwriter's Warrants, each to         100,000            $.001             $100             $.01(2)
  purchase one share of common stock(3)
----------------------------------------------------------------------------------------------------------------
  Common Stock, $0.001 par value,         100,000            $11.04            $1,104,000       $89.31
  issuable upon exercise of the
  Underwriter's Warrant(3)
----------------------------------------------------------------------------------------------------------------
Total Registration Fee                                                                          $945.24

(1) Includes 150,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. Based on the average of the high and low sale prices reported in the consolidated reporting system of the American Stock Exchange on August
     12, 2003.

(3) Pursuant to Rule 416, there are also being registered such indeterminable additional shares of Common Stock as may become issuable pursuant to anti-dilution provisions contained in the Underwriter's Warrants

                                =================

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state in which the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED AUGUST 14, 2003

PROSPECTUS

                          [LOGO]INTELLI-CHECK(R), INC.

                        1,000,000 Shares of Common Stock
                                 $9.70 per share

     We are offering 1,000,000 shares of our common stock. Our common stock trades on the American Stock Exchange under the symbol "IDN". On August 13, 2003 the last reported sale price of our common stock was $9.70 per share.

     The net proceeds from this offering are estimated to be $8,545,500. We plan to use the net proceeds for general corporate purposes, including purchase of equipment, product development, sales and marketing, consultant fees and working capital.

     Please see "Risk Factors" beginning on page 4 to read about certain factors you should consider before buying shares of our common stock.

                              --------------------


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                              --------------------

                                       Per Share                     Total
-------------------------------------------------------------------------------
Public offering price:
-------------------------------------------------------------------------------
Underwriting discounts
     and commissions:
-------------------------------------------------------------------------------
Estimated offering expenses
-------------------------------------------------------------------------------
Net proceeds to Intelli-Check
-------------------------------------------------------------------------------

     We have granted the underwriter a 30-day option to purchase up to an additional 150,000 shares of common stock to cover over-allotments. The underwriter is offering the shares on a firm commitment basis. The underwriter expects to deliver the shares of common stock to purchasers on ______________, 2003.

     We have agreed to sell to the underwriter warrants to purchase up to an additional 100,000 shares of our common stock.

                            The Shemano Group [LOGO]
                       This prospectus is dated ___, 2003

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PROSPECTUS SUMMARY.............................................................2

RISK FACTORS...................................................................4

FORWARD-LOOKING STATEMENTS....................................................10

THE COMPANY...................................................................12

USE OF PROCEEDS...............................................................18

PRICE RANGE OF COMMON STOCK...................................................19

DILUTION .....................................................................20

DESCRIPTION OF CAPITAL STOCK..................................................21

UNDERWRITING..................................................................22

LEGAL MATTERS.................................................................25

ADDITIONAL INFORMATION AND INFORMATION INCORPORATED BY REFERENCE..............26

RECENT DEVELOPMENTS...........................................................27

     You should rely only on information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Updated information can be obtained as described under "Additional Information and Information Incorporated by Reference."

     All references to "we," "us," "our," "Intelli-Check" or "the Company" in this prospectus mean Intelli-Check, Inc.

     Intelli-Check and the names of our systems and software are tradenames or trademarks of Intelli-Check. This prospectus also contains trademarks and tradenames of other companies.

                               PROSPECTUS SUMMARY

     You should read the following summary, together with the more detailed information regarding our company and the common stock being sold in this offering, including "Risk Factors" and our financial statements and notes to those statements appearing in this prospectus and incorporated by reference in this prospectus.

                                   Our Company

     We have developed and are currently marketing systems and software which incorporate document verification technologies to assist federal, state and local governments, law enforcement agencies, merchants and others in detecting and thus assisting in the prevention of, the use of fraudulent driver licenses and state issued non-driver and military identification cards, all three referred to in this prospectus as identification cards. Our systems and software enable the reading, analyzing and validation of encoded information contained on a majority of identification cards.


                                  The Offering

Common stock offered by us              1,000,000 shares

Common stock to be outstanding          9,957,739 shares. Our outstanding shares
after this offering                     do not include:

                                        o    100,000 shares reserved for
                                             issuance upon exercise of the
                                             underwriter's warrants;
                                        o    128,061 shares reserved for
                                             conversion of warrants outstanding;
                                        o    1,694,866 shares reserved for
                                             issuance upon exercise of options
                                             granted under our stock option
                                             plans, of which 1,273,131 are
                                             currently exercisable;
                                        o    313,509 shares reserved for
                                             issuance upon exercise of options
                                             available for future grants under
                                             our stock option plans;
                                        o    1,064,425 shares reserved for
                                             issuance upon exercise of non-plan
                                             options granted, of which 891,925
                                             are currently exercisable;
                                        o    454,545 shares issuable upon
                                             conversion of outstanding preferred
                                             stock (subject to adjustment for
                                             anti-dilution protection);
                                        o    682,470 shares reserved for
                                             issuance under a rights offering
                                             commenced in March 2001; and
                                        o    150,000 shares reserved for
                                             issuance in this offering to cover
                                             over-allotments, if any, by the
                                             underwriters.

Use of proceeds                         We intend to use the net proceeds of
                                        this offering for general corporate
                                        purposes, including purchase of
                                        equipment, product development, sales
                                        and marketing, consultant fees and
                                        working capital.

Risk factors                            Investing in our common stock involves a
                                        high degree of risk . You should
                                        carefully review and consider the
                                        disclosure under "Risk Factors"
                                        beginning on page 4.

AMEX symbol                             IDN

                                Other Information

     We were originally incorporated in New York in October 1994. In August 1999, we changed our state of incorporation to Delaware. Our principal executive offices are located at 246 Crossways Park West, Woodbury, New York 11797. Our telephone number is (516) 992-1900. Our website address is www.intellicheck.com. The information contained in our website is not part of this prospectus.

                                  RISK FACTORS

     You should carefully consider the factors described below and other information contained in, or incorporated by reference in, this prospectus before making an investment in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to other information set forth in this prospectus, or incorporated by reference herein, including our financial statements and the related notes.

                   Risks Related to Our Business and Industry

We have incurred losses since inception and losses may continue, which could result in a decline in the value of our securities and a loss of your investment.

     We sustained net losses of $5,550,234 and $4,070,239 for the fiscal year ended December 31, 2002 and six months ended June 30, 2003, respectively. We expect to incur additional expenditures in line with the sales growth of our business. We cannot assure you that we will achieve operating profits in the future.

We may be unable to meet our future capital requirements.

     Our capital requirements have been and will continue to be significant. We anticipate that the proceeds from this offering, together with our currently available cash, will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least 18 months following the date of this prospectus. Should we be unsuccessful in completing this offering, we would be required to raise additional capital within 12 months. In the event we are unable to raise additional capital, we plan to implement cost saving measures to sustain business activities on a reduced level. Unplanned acquisition and development opportunities and other contingencies may arise, which could require us to raise additional capital. If we raise additional capital through the sale of equity, including preferred stock, or convertible debt securities, the percentage ownership of our then existing stockholders will be diluted.

     We currently do not have a credit facility or any commitments for additional financing. We cannot be certain that additional financing, should it be needed, will be available when and to the extent required. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, develop or enhance our products or respond to competitive pressures. Such limitation could have a material adverse effect on our business, financial condition and results of operations.

For those markets which require hardware platforms, we rely on third party equipment manufacturers to provide hardware platforms, and we are currently lacking a relationship with a manufacturer for our next generation hardware platform.

     We are substantially dependent on the ability of a manufacturer to provide an adequate supply of our IDC-1400 and next generation hardware platforms on a timely basis and on favorable terms. The current supplier of our IDC-1400 hardware platform for our ID-Check(R) System is Hand Held Products Inc., or HHP, formerly known as Welch Allyn, Inc. In the event that we do not purchase the remaining units under our current open purchase order, HHP has advised us that they will cease production of the IDC-1400 in August 2003 and we are in further discussions with HHP to extend this. We are currently in discussions with HHP and other hardware manufacturers regarding the production of the next generation hardware platform, which we will use as our new ID-Check platform. Any disruption in establishing our arrangements with a manufacturer or unsatisfactory performance by a manufacturer could have an adverse effect on our operations.

We may not be able to keep up with rapid technological change. Advances in hardware technology before we sell our existing inventory could cause us to take an adjustment against inventory.

     Our market is characterized by frequent new product announcements and rapid advancements in hardware technology. Significant technological change could render our existing technology obsolete. If we are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition and results of operations will be materially adversely affected. Furthermore, our inventory consists primarily of ID-Check System terminals that run our patented software on the IDC-1400 hardware platform. We periodically evaluate the current market value of our inventory, taking into account any technological obsolescence that may occur due to advances in hardware technology and the acceptance of the product in the marketplace. We determined that an inventory reserve of $800,000 was an appropriate adjustment to our results of operations for the period ended June 30, 2003. Should we determine in a future period that an adjustment to market value of the inventory is necessary, we would record such adjustment at that time, which could have a material adverse effect on our results of operations.

Our proprietary software relies on reference data provided by government and quasi-government agencies. If these governmental and quasi-government agencies were to stop sharing data with us, the utility of our proprietary software would be diminished in those jurisdictions and our business would be damaged.

     Currently, 46 states, 7 Canadian provinces and the District of Columbia which conform to the guidelines established by certain organizations responsible for implementing industry standards cooperate with us by providing sample identification cards so that we may modify the ID-Check System terminal and other software products to read and analyze the encoded information found on identification cards. We cannot assure you that each of these jurisdictions will continue to cooperate with us. In the event that one or more of these jurisdictions do not continue to provide this reference data, the utility of our proprietary software may be diminished in those jurisdictions.

Future government regulation restricting the capture of information electronically stored on identification cards could adversely affect our business.

     Our proprietary software products are designed to read and capture information from identification cards. Currently, those customers located in New Hampshire, North Carolina and Texas are legally restricted from using this information for their own use without customer consent. Because issues of personal privacy continue to be a major topic of public policy debate, it is possible that in the future additional customers in these and other jurisdictions may be restricted from capturing this information. Therefore, the implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require us to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise adversely affect our business, financial condition and results of operations.

Our refocused business strategy exposes us to long sales and implementation cycles for our products.

     Our target customers in the commercial fraud protection, access control and age verification markets include large retailers and government agencies, which typically require longer sales and implementation cycles for our products than do our potential customer base solely interested in age verification, such as restaurant, bar and convenience store operators. The longer sales and implementation cycles for larger retail companies continue to have an adverse impact on the timing of realizing our revenues. In addition, budgetary constraints and economic slowdowns may also continue to delay purchasing decisions by these prospective customers. These initiatives have costs associated with them, and we cannot assure you that they ultimately will prove successful or result in an increase to our revenues or profitability.

     In addition, the loss or significant reduction in government spending by government entities could materially limit our ability to obtain government contracts. These limitations, if significant, could also have a material adverse effect on our business, financial condition and results of operations. In addition, we will need to develop additional strategic relationships with large government contractors in order to successfully compete for government contracts. Our inability to develop these strategic relationships may limit our ability to implement our business strategy.

The market for our systems and software is evolving and its growth is uncertain.

     Demand and market acceptance for recently introduced and existing systems and software, and sales from such systems and software, are subject to a high level of uncertainty and risk. Our business may suffer if the market develops more slowly than anticipated and does not sustain market acceptance.

Failure to manage our operations if they expand could impair our future growth.

     If we are able to expand our operations, particularly through multiple sales to large retailers and government agencies in the document verification market, the expansion will place significant strain on our management, financial controls, operating systems, personnel and other resources. Our ability to manage future growth, should it occur, will depend to a large extent upon several factors, including our ability to do the following:

     o    build and train our sales force;

     o    establish and maintain relationships with distributors;

     o    develop customer support systems;

     o develop expanded internal management and financial controls adequate to keep pace with growth in personnel and sales, if they occur; and

     o    manage the use of third-party manufacturers and suppliers.

If we are able to grow our business but do not manage our growth successfully, we may experience increased operating expenses, loss of customers, distributors or suppliers and declining or slowed growth of revenues.

We are subject to risks associated with product failure and technological flaws.

     Products as complex as those offered by us may contain undetected errors or result in failures when first introduced or when new versions are released. Despite vigorous product testing efforts and testing by current and potential customers, it is possible that errors will be found in a new product or enhancement after commencement of commercial shipments. The occurrence of product defects or errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance or claims by customers against us, or could cause us to incur additional costs, any of which could adversely affect our business.

Our failure to protect our proprietary technology may impair our competitive position.

     We continue to allocate significant resources to develop new and innovative technologies which we utilize in our products and systems. We consider such allocation to be fundamental to our continued success as such success depends, to a significant degree, upon our ability to provide products and systems that provide superior functionality and performance compared to those of our competitors. Accordingly, we must protect our technology from unauthorized use. This is done by processes aimed at identifying and seeking appropriate protection for newly developed intellectual property, i.e., patents, trade secrets, copyrights and trademarks, as well as policies aimed at identifying unauthorized use of such property in the marketplace. These processes include:

     o contractual arrangements providing for non-disclosure of proprietary information;

     o maintaining and enforcing issued patents and filing patent applications on innovative solutions to commercially important problems;

     o    protecting our trade secrets;

     o protecting our copyrights and trademarks by registration and other appropriate means;

     o establishing internal processes for identifying and appropriately protecting new and innovative technologies; and

     o establishing practices for identifying unauthorized use of our intellectual property.

     While we actively protect our intellectual property, it does not follow that others will not intentionally or innocently use such intellectual property. Accordingly, at times we may be required to bring legal proceedings to preclude such unauthorized use. We are mindful that such measures can be costly and timing consuming and we undertake such measures only as a last resort.

     These polices and practices with respect to our intellectual property rights do not prevent our competitors from independently developing products similar or superior to our products and technologies. It merely protects our property rights - rights created as a result of our allocating significant portions of our technical and monetary resources. Further, an inability or failure to protect this property could have a material adverse effect on our future business and financial condition.

If our future products incorporate technologies that infringe the proprietary rights of third parties, and we do not secure licenses from them, we could be liable for substantial damages.

     We are not aware that our current products infringe the intellectual property rights of any third parties. We also are not aware of any third party intellectual property rights that may hamper our ability to provide future products and services. However, we recognize that the development of our services or products may require that we acquire intellectual property licenses from third parties so as to avoid infringement of those parties' intellectual property rights. These licenses may not be available at all or may only be available on terms that are not commercially reasonable. We recognize that third parties could make infringement claims against us which, whether or not they are upheld, could have a negative impact on our business and financial condition, by:

     o    consuming substantial time and financial resources;

     o diverting the attention of management from growing our business and managing operations; and

     o    disrupting product sales and shipments.

     If any third party prevails in an action against us for infringement of its proprietary rights, we could be required to pay damages and either enter into costly licensing arrangements or redesign our products so as to exclude any infringing use. As a result, we would incur substantial costs, delays in product development, sales and shipments, our revenues may decline substantially and we may not be able to achieve the minimum, necessary growth for our continued success.

Failure to attract and retain management and other personnel may damage our operations and financial results and cause our stock price to decline.

     We depend to a significant degree on the skills, experience and efforts of our executive officers and other key management, technical, finance, sales and other personnel. Our failure to attract, integrate, motivate and retain existing or additional personnel could disrupt or otherwise harm our operations and financial results. Although we have employment agreements with each of Frank Mandelbaum, our Chairman and Chief Executive Officer, and Edwin Winiarz, our Senior Vice President - Treasurer and Chief Financial Officer, securing their employment until December 31, 2004, we do not carry key man life insurance policies covering any employees. The loss of services of certain of our key employees, an inability to attract or retain qualified personnel in the future, or delays in hiring additional personnel could delay the development of our business and could have a material adverse effect on our business, financial condition and results of operations.

Changes in accounting standards or our accounting policy relating to stock-based compensation may negatively affect our operating results.

     We currently are not required to record stock-based compensation charges if the employee's stock option exercise price equals or exceeds the deemed fair value of our common stock at the date of grant and the award has not been modified. However, several companies have recently elected to change their accounting policies and begun to record the fair value of stock options as an expense. In addition, we understand that discussions of potential changes to applicable accounting standards are ongoing. If the standards for accounting for stock-based compensation change, or if we elect to change our accounting policy, then the amount of our operating expenses could increase and our operating results could be adversely affected.


                          Risks Related to the Offering

Our share price may be volatile and could decline substantially

     The market price of our common stock, like the price of shares of technology companies generally, has been and may continue to be volatile. From January 1, 2002 to July 31, 2003, the closing bid price of our common stock has varied from a high of $19.45 to a low of $2.10 per share, as reported on the American Stock Exchange. Many factors may cause the market price for our common stock to decline following this offering, including:

o    shortfalls in revenues, cash flows or continued losses from operations;

o    conversions of preferred stock into common stock;

o    delays in development or roll-out of any of our products;

o announcements by one or more competitors of new product acquisitions or technological innovations; and

o    unfavorable outcomes from outstanding litigation.

In addition, the stock market experiences extreme fluctuations in price and volume that particularly affect the market prices of shares of emerging technology companies, such as ours. These price and volume fluctuations are often unrelated or disproportionate to the operating performance of the affected companies. Because of this volatility, we may fail to meet the expectations of our shareholders or of securities analysts, and our stock price could decline as a result. Declines in our stock price for any reason, as well as broad-based market fluctuations or fluctuations related to our financial results or other developments, may adversely affect your ability to sell your shares at a price equal to or above the price at which you purchased them. Decreases in the price of our common stock may also lead to de-listing of our common stock.

Future sales of a large number of shares of our common stock may cause our stock price to decline.

     At August 5, 2003, 8,957,739 shares of our common stock were issued and outstanding. Upon completion of this offering and assuming the conversion of all of the shares of our Series A Preferred Stock and exercise of all outstanding warrants and exercisable options but not including the exercise of any rights outstanding that were declared as dividends to stockholders in March 2001, there would be 12,692,669 shares issued and outstanding. Of these shares, 7,465,571 shares are presently eligible for resale without restriction, and all 1,000,000 shares being registered under this prospectus will be transferable without restriction under the Securities Act of 1933, as amended, after the effective date of the registration statement of which this prospectus is a part. Another 1,492,168 shares are eligible for resale subject to the restrictions on volume, manner of sale and other conditions of Rule 144 promulgated under the Securities Act of 1933, as amended. Sales of large amounts of these shares in the public market could depress the market price of our common stock and impair our ability to raise capital through offerings of our equity securities.

                      Risks Related to Arthur Andersen LLP

The absence of Arthur Andersen LLP's consent to the use of its opinion may limit the remedies available to purchasers of securities pursuant to this prospectus.

     Our inability to obtain Arthur Andersen LLP's consent to the use of its opinion for our financial statements for the 2001 year and the absence of a signed opinion may limit the remedies available to you since your claims against Arthur Andersen LLP under the Securities Act of 1933, as amended, based on these financial statements may be limited. Moreover, even if claims against Arthur Andersen LLP are permitted, Arthur Andersen LLP may not have the financial resources to satisfy any judgment. In addition, notwithstanding that we have not filed the written consent of Arthur Andersen, LLP, our directors and officers may still be able to establish a due diligence defense to any claim relating to those financial statements on the basis that they were made on the authority of our expert which could limit your ability to assert a claim against them.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our plans are forward-looking statements. These statements can sometimes be identified by our use of words such as "may," "anticipate," "expect," "intend," "estimate" or similar expressions. Our expectations in any forward-looking statements may not turn out to be correct. Our actual results could be materially different from those discussed in or implied by these statements, and you may consider these differences important to your investment decision. Important factors that could cause our actual results to be materially different include those discussed under "Risk Factors." You should not place undue reliance on the forward-looking statements, which speak only as of the date the statements were made.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors described in the preceding pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could materially and adversely affect our business, operating results and financial condition.

                                   THE COMPANY

General

     We have developed and are currently marketing an advanced document verification system to enable a user to detect altered and tampered identification cards and to address problems such as:

          Commercial Fraud - which may lead to economic losses to merchants from check cashing, debit and credit card and other types of fraud such as identity theft which principally utilizes fraudulent identification cards as proof of identity;

          Unauthorized Access - by verifying identification, our systems and software are designed to increase security and deter terrorism at airports, shipping ports, rail and bus terminals, military installations, high profile buildings and infrastructure where security is a concern; and

          Underage Access to Age Restricted Products and Services - by verifying identification, our systems and software are designed to determine the customer's age and validity of the identification card to detect and prevent the use of fraudulent identification for the purchase of alcohol, tobacco and other age-restricted products and services and to reduce the risk to the retailer of substantial monetary fines, criminal penalties and the potential for license revocation for the sale of age-restricted products to minors.

Our Products and Services

     Our advanced document verification technology contained in our ID-Check unit reads in one swipe or scan the encoded data contained on U.S. and Canadian identification cards that, in most instances, comply with the standards of the American Association of Motor Vehicle Administrators (AAMVA), the American National Standards Institute (ANSI) and the International Standards Organization
(ISO).

     The product we have designed and developed, the IDC-1400, is based on our patented ID-Check (TM) technology. Our recently introduced product, IDN-DLL, is a software only application which can be used with a customer's existing hardware, or with minimal additional hardware components, included in Point-Of-Sale (POS) terminals for multi-lane retailers such as grocery and mass-retail stores. Currently, we have entered into six (6) license agreements executed with third parties for integration and sub-licensing of this application.

     We believe the ID-Check solution is the most advanced, reliable and effective technology, which provides users with an easy, reliable, and cost-effective method of document and age verification. We have received encoding formats from most jurisdictions that conform to AAMVA standards. This information, combined with our patented technology, enables our ID-Check software to read, decode and process the information electronically stored on identification cards. As jurisdictions make changes to their identification cards, we believe our software, together with our programmable terminal, can be adapted to these changes.

     Our C-Link software works in conjunction with the ID-Check terminal where permitted by law. It allows the user to instantly view data for further verification and archives it into a personal computer. C-Link can be used on a stand alone personal computer or network environment. It contains features such as alerts, watch lists, and recurring entry.

     ID-Check terminals do not require a connection to a central database to operate, thus negating privacy concerns. Our terminals have the ability to operate add-on peripherals such as printers, bar code scanners, fingerprint readers and other devices. Additionally, our terminals can communicate with personal computers, which could enhance the functionality of the terminals and potentially create the opportunity for sales of other software products by us.

     The ID-Check process is quick, simple and easy to use. After matching the photograph on the identification card to the person presenting the document for identification, the user simply swipes the identification card through the ID-Check terminal if the card has a magnetic stripe or scans it if it has a bar code. The terminal quickly determines if the document:

          o    is valid;

          o    has been altered or tampered with;

          o    has expired; or

          o has a date of birth equal to or greater than the legal age to purchase age restricted products, such as alcohol and tobacco, in the retailer's location.

Then, the terminal will automatically:

          o respond to the user by displaying the results in words on the terminal's screen;

          o save information that is permissible by law to the terminal's own memory;

          o print a record of the transaction including the results on a roll of paper similar to that used in cash registers, if an optional printer has been installed; and

          o send the results to a personal computer which has Microsoft Windows 95/98/ME/NT/2000/XP for permanent storage when used in conjunction with our software, which simplifies record keeping by downloading comprehensive ID-Check due diligence data into a personal computer. This provides a merchant with secure back-up files that include individual and cumulative transaction records, where permitted by law.

Strategy

     Our objective is to be a leading provider of identity verification technology systems and software in the age verification, commercial fraud protection and access control markets. Key elements of our strategy are as follows:

     Expand Marketing Relationships with Trade Associations and Public Interest Groups. We have entered into marketing agreements with The American Association of Airport Executives (AAAE), the largest professional organization for airports in the world, Credit Union National Association (CUNA), the premier trade association for credit unions, and Mothers Against Drunk Driving (MADD), one of the highest profile public interest groups, to market our systems and software to their members. We intend to continue to expand our relationships with trade associations and public interest groups that can help expand our customer base.

     Develop Additional Strategic Alliances with Providers of Security Solutions. We have entered into strategic alliances with Bioscrypt Inc., Identix Corporation, Ultra-Scan Inc., biometric companies; E-Certify, an information security company; Lenel Systems International, a provider of integrated security solutions; and Northrop Grumman Mission Systems, an integrator in the defense industry, to utilize our systems and software as the proposed or potential enrollment application for their technologies and to jointly market these security applications. We believe these relationships have broadened our marketing reach through their sales efforts and we intend to develop additional strategic alliances with additional providers of security solutions.

     Strengthen Sales and Marketing Efforts. We intend to capitalize on the growth in demand for age and document verification by continuing to market and support our systems and software. We have recently re-organized our sales and marketing staff to better reach our targeted markets by dividing the United States territory into three regions covered by a regional sales manager and by appointing a director of strategic business development to concentrate on developing partnerships and licensing arrangements, and a director of corporate and government sales to concentrate on major commercial and government accounts.

     Enter into Additional Licensing Agreements. We intend to continue to license our software for use with a customer's system. We are currently licensing our IDN-DLL and C-Link software products for Windows and Windows CE platforms. Our software is intended to be used with a compatible hardware input device. We have entered into six (6) licensing agreements to date.

     Protect Intellectual Property. We intend to strongly protect our intellectual property portfolio in order to preserve value and obtain favorable settlements where warranted. For example, in February 2003, we filed suit against CardCom, Inc. d/b/a CardCom Technology, Inc. claiming that CardCom had infringed one of our patents. Subsequently, we entered into a patent licensing agreement with CardCom effective March 2003 which provides for a non-exclusive three year license in connection with the manufacture, use and sale of CardCom's age verification products in the United States and Canada. We also recently filed a patent infringement lawsuit against Tricom Card Technologies, Inc. in July 2003.

Our Revenue Sources

     We derive our revenue from the following sources:

o    Sales of our systems by our own direct sales force and marketing partners;

o Royalties and licensing fees from licensing our patented technology to third parties;

o Revenue sharing and marketing arrangements through strategic alliances and partnerships; and

o    Sale of software upgrades and extended maintenance programs.

Our Target Markets

     The target markets of our systems and software include those for Commercial Fraud Protection, Access Control and Age Verification:

            o   Commercial fraud protection

            -  Banks and other financial institutions
            -  Credit unions
            -  Credit card issuers
            -  Check cashing services
            -  Pharmacies
            -  Auto dealerships and rental car agencies
            -  Casino cage operations
            -  Mass merchandisers and retailers
            -  Hospitals and health plans
            -  Lodging Industry

            o   Access control

            -  Airports and airlines
            -  Departments of Motor Vehicles
            -  Prisons
            -  Law enforcement agencies
            -  Notable buildings
            -  Court houses
            -  Nuclear facilities
            -  Oil refineries and storage facilities
            -  Military establishments
            -  U.S. Post Office
            -  Department of Homeland Security
            -  Bus, rail and port facilities

            o   Age verification market

            -  Bars and night clubs
            -  Convenience stores

            -  Grocery chains
            -  Restaurants
            -  Stadiums and arenas
            -  Casinos and gaming establishments
            -  Sellers of sexually explicit material
            -  Firearm dealers

Current Customers

     We have generated revenues from our customers from the sale of systems, licensing of software and sale of software upgrades. The following representative customers are using our systems and software for commercial fraud protection:

          o    MGM Grand
          o    Caesar's Palace
          o    Foxwoods Resorts and Casino
          o    Comerica Bank
          o    The Cooperative Bank

     The following representative customers are using our systems and software for access control:

          o JFK Airport in New York, O'Hare International Airport in Chicago and Reagan National Airport in Washington D.C.
          o    American Stock Exchange
          o    Fort Sam Houston and Fort Hood
          o    New York, Vermont and Delaware Department of Motor Vehicles
          o    Port Authority of New York and New Jersey

     The following representative customers are using our systems and software for age verification:

          o    U.S. Smokeless Tobacco, Co.
          o    Sunoco
          o    Darden Restaurants
          o    Houston's Restaurants
          o    Anton Airfoods, Inc.

Intellectual Property

     In January 1999, the U.S. Patent and Trademark Office granted us a patent on our ID-Check software technology. In October 2002, we were granted another patent relating to our document authentication and age verification technology. At present, we have another patent application pending in the U.S. Patent and Trademark Office. These patents cover commercially important aspects of our capabilities relating to the authentication of a document, such as a driver's license, along with the verification of the age of an individual associated with that document. Upon our acquisition of the assets of IdentiScan, we also received equitable ownership and sole ownership rights to intellectual property, including other patents and patent applications relating to age verification technology.

     We have also been granted multiple copyrights in the United States, which are effective in Canada and in other major industrial countries. In addition, the copyright protection covers software source codes and supporting graphics relating to the operation of ID-Check and other software products. We also have several trademarks relating to our company, its product names and logos.

     In connection with the sales or licensing of our intellectual property, we have entered into an agreement with Mr. Kevin Messina, our former Senior Executive President and Chief Technology Officer, under which we will pay royalties equal to 0.005% of gross sales from $2,000,000 to $52,000,000 and 0.0025% of gross sales, in excess of $52,000,000.

                                 USE OF PROCEEDS

     We estimate that we will receive net proceeds from the sale of 1,000,000 shares of our common stock in this offering of approximately $8,545,500 million, based upon an assumed public offering price of $9.70 per share and after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriter's over-allotment option is exercised in full we estimate that net proceeds will be $9,883,500.

     We expect to use the net proceeds from this offering for general corporate purposes, including purchase of equipment, product development, sales and marketing, consultant fees and working capital. We intend to purchase equipment for transactions in which we receive a transaction fee for purchasing hardware and bundling it with our software to provide an identity verification product. A portion of the proceeds will be used for product development, which encompasses both hardware and software development. We anticipate using some of the proceeds for sales and marketing and a portion of the proceeds will also be used for consultant fees for government lobbyists. Pending our use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, investment-grade, investment-bearing securities.

     The allocation of the net proceeds from this offering set forth above represents our best estimate based upon our currently proposed plans and assumptions relating to our operations and certain assumptions regarding general economic conditions. If any of these factors change, we may find it necessary or advisable to reallocate some of the proceeds within the above-described categories or to use portions for other purposes.

     We anticipate that the net proceeds of this offering, together with projected revenues from our operations, will be sufficient to fund our operations and capital requirements for at least 18 months following this offering. We cannot assure you, however, that such funds will not be expended earlier due to unanticipated changes in economic conditions or other circumstances that we cannot foresee. In the event our plans change or our assumptions change or prove to be inaccurate, we could be required to seek additional financing sooner than currently anticipated. We also expect that, when the opportunity arises, we may acquire or invest in complementary businesses, products or technologies. We have no present understandings, commitments or agreements with respect to any material acquisition or investment.

                                    DILUTION

     Dilution represents the difference between the amount per share paid by purchasers of common stock in the offering and the net tangible book value per share of common stock immediately after the offering. Our tangible book value was approximately $592,777 at June 30, 2003, or $.07 per share. After adjusting for the receipt of the net proceeds of the sale of 1,000,000 shares of common stock in the offering at $9.70 per share, the pro forma book value at June 30, 2003 would be approximately $9,138,277, or $.92 per share. As the table below shows, this would represent an immediate dilution of $8.78 per share to investors in the offering, based on the difference between pro forma book value and the offering price.

Offering price per share                                           $ 9.70
Net tangible book value per share before the offering              $  .07
Increase in net tangible book value per share attributable
to the offering                                                    $  .85
Pro forma net tangible book value per share after the offering     $  .92
                                                                   ------
Dilution to investors in the offering, per share                   $ 8.78
                                                                   ======

     The foregoing table excludes 2,920,162 shares of common stock issuable pursuant to currently exercisable outstanding options and warrants and issuable upon conversion of outstanding preferred stock which are expected to be outstanding after the consummation of this offering. If all options, warrants and preferred Stock outstanding as of June 30, 2003, were included above, the pro forma net tangible book value per share at June 30, 2003, after giving effect to this offering, would have been $.71 and the dilution to new investors would have been $8.99.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share, of which 30,000 shares are designated as Series A 8% Convertible Redeemable Preferred Stock. As of August 5, 2003, there were 8,957,739 outstanding shares of common stock, and 30,000 outstanding shares of Series A 8% Convertible Preferred Stock. Below is a summary description of the material provisions of our capital stock.

Common Stock

     We are authorized to issue 20,000,000 shares of common stock. All the issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. Each outstanding share of common stock has one vote on all matters requiring a vote of the shareholders. There is no right to cumulative voting. In the event of a voluntary or involuntary liquidation, all shareholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to our offerings of shares of our common stock. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefor. It is our present intention to retain earnings, if any, for use in our business. Dividends are, therefore, unlikely in the foreseeable future.

Series A 8% Convertible Redeemable Preferred Stock

     In March 2003, the Board of Directors adopted a resolution issuing a series of preferred stock, par value $0.01 per share, consisting of 30,000 shares designated as Series A 8% Convertible Redeemable Preferred Stock, convertible, at the option of the holder, into 454,545 shares of common stock based on a conversion price of $6.60 per share. Each holder of Series A 8% Convertible Redeemable Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such shares could be converted. The holders of Series A 8% Convertible Redeemable Preferred Stock are entitled to receive dividends at a rate of $8.00 per share per annum, which are fully cumulative, senior and prior to common stock, pari-passu with any additional series of preferred stock which may in the future be issued and designated as ranking equal with the Series A 8% Convertible Redeemable Preferred Stock and junior to any additional series of preferred stock which may in the future be issued and designated as ranking senior to the Series A 8% Convertible Redeemable Preferred Stock. The dividends on the Series A 8% Convertible Redeemable Preferred Stock accrue from the date of issuance of each share and are payable on September 30 and March 31 of each year commencing on September 30, 2003. In addition, holders of the Series A 8% Convertible Redeemable Preferred Stock are entitled to a liquidation value of $100 per share plus an amount equal to the cash value $100 per share of the dividends accrued and unpaid thereon in the event of a liquidation, dissolution or winding up. The company must redeem all of the Convertible Redeemable Preferred Stock outstanding on March 27, 2008 at a redemption price of $100 per share.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement between us and The Shemano Group, Inc., the underwriter of this offering, a copy of which agreement is to be filed as an exhibit to the registration statement of which this prospectus forms a part, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase all of the shares of our common stock offered in this offering. Howard Davis, Senior Vice President of The Shemano Group, Inc., is a shareholder and director of our company.

     The underwriter has advised us that it will offer the shares as set forth on the cover page of this prospectus, which includes the underwriting discount indicated there, and that it will initially allow concessions not in excess of $___ per share on sales to certain dealers. After the public offering, concessions to dealer terms may be changed by the underwriter.

     The underwriter has advised us that it does not intend to confirm sales of the shares to any account over which it exercises discretionary authority in an aggregate amount in excess of five (5%) percent of the total securities offered hereby.

     We have granted to the underwriter an option which expires 45 days after the date of this prospectus, exercisable as provided in the underwriting agreement, to purchase up to an additional 150,000 shares of our common stock at a net price of $8.92 per share which option may be exercised only for the purpose of covering over-allotments, if any.

     The underwriting agreement provides that we will reimburse the underwriter for its expenses on a non-accountable basis in the amount equal to 2.5% of the gross proceeds of this offering, of which $15,000 has been paid to date, $15,000 shall be paid upon filing of the registration statement to which this prospectus relates and the balance of which shall be paid on the closing of this offering. The underwriting agreement provides for reciprocal indemnification between us and the underwriter against certain liabilities in connection with the registration statement, including liabilities under the Securities Act of 1933, as amended.

     Subject to the approval of the National Association of Securities Dealers, Inc., at the closing of this offering, we will sell to the underwriter or its designees at an aggregate purchase price of $100, warrants to purchase up to an aggregate of 100,000 shares of our common stock. Each warrant represents the right to purchase one share of common stock for a period of four years commencing one year from the effective date of this offering. The exercise price of the warrants is 120% of the price at which our shares of common stock are sold pursuant to this offering. The warrants contain provisions that protect their holders against dilution by adjustment of the exercise price and number of shares issuable upon exercise on the occurrence of specific events, such as stock dividends or other changes in the number of our outstanding shares except for shares issued under certain circumstances, including shares issued under our existing stock option plans and any equity securities for which adequate consideration is received. No holder of these warrants will possess any rights as a stockholder unless the warrant is exercised. The warrants may not be sold, transferred, assigned or hypothecated for a period of one year from the effective date of this offering, except to officers or partners (but not directors) of the underwriter and members of the selling group and/or their officers or partners.

     The exercise of the underwriter's over-allotment option will not result in an increase in the number of shares of common stock underlying the underwriter's warrants or in the granting of any additional warrants to the underwriter.

     The underwriter may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock or warrants in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the shares of common stock or warrants originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the securities who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the securities until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than they would otherwise be in the absence of these transactions. These transactions may be effected on the AMEX or otherwise and, if commenced, may be discontinued at any time.

     In connection with the offering, the underwriter may make short sales of our shares and may purchase our shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriter's over-allotment option to purchase additional shares in the offering. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there might be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriter's purchases to cover the short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

     Our common stock is listed on the American Stock Exchange under the symbol "IDN". We plan to file an application to have the shares of common stock that we are selling in this public offering listed on the American Stock Exchange.

     The Shemano Group, Inc. and its affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they each may receive customary compensation.

                                  LEGAL MATTERS

     The validity of the issuance of the securities offered hereby will be passed upon for us by Loeb & Loeb LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon by the underwriter by Blank Rome LLP, New York, New York.

                                     EXPERTS

     The financial statements of Intelli-Check, Inc. at December 31, 2002, and for the year then ended, have been audited by Grant Thornton LLP, independent certified public accountants, and at December 31, 2001 and for the years ended December 31, 2001 and December 31, 2000, by Arthur Andersen LLP, independent auditors; as indicated in their reports thereon. These financial statements are incorporated by reference herein and in the Registration Statement, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing. After reasonable efforts, we have been unable to obtain the consent of Arthur Andersen LLP to the incorporation by reference in the Registration Statement of which this prospectus is a part of Arthur Andersen LLP's reports of its audits of our financial statements at December 31, 2001 and for the two years in the period ended December 31, 2001. Under these circumstances, under Rule 437(a) under the Securities Act of 1933, as amended, we may file the Registration Statement without Arthur Andersen LLP's consent. In the absence of Arthur Andersen LLP's consent, persons acquiring shares of our common stock pursuant to this prospectus will be unable to assert a claim against Arthur Andersen LLP under Section 11(a) of the Securities Act of 1933, as amended, in the event of any untrue statement of material fact or any material omission in the financial statements audited by Arthur Andersen LLP or in its reports with respect thereto.

        ADDITIONAL INFORMATION AND INFORMATION INCORPORATED BY REFERENCE

     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. We incorporate by reference into this prospectus the information contained in the documents listed below that we have filed with the SEC and which is considered to be a part of this prospectus:

-Our annual report on Form 10-K and amended annual report on Form 10-K/A for the year ended December 31, 2002, which contains audited financial statements for the most recent fiscal year for which we have filed audited financial statements;

-Our quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2003, as filed with the SEC; and

-Our current reports on Form 8-K dated and filed on the following dates:
April 8, 2003, July 2, 2003, and August 14, 2003.

     This prospectus is accompanied by a copy of our latest annual report on Form 10-K, as amended and latest quarterly report on Form 10-Q. The information in this prospectus should be read together with the information and financial statements (including notes thereto) that appear in the Form 10-K, as amended and the documents delivered with this prospectus. This prospectus incorporates documents by reference that are not delivered with this prospectus. These documents are available without charge, upon written or oral request by any person to whom this prospectus has been delivered, from the Secretary, Intelli-Check, Inc., 246 Crossways Park West, Woodbury, NY 11797, (516) 992-1900 or by e-mail at our website, www.intellicheck.com.

     Any statement contained in a document incorporated by reference herein is modified or superceded for all purposes to the extent that a statement contained in this prospectus modifies or replaces such statement.

                               RECENT DEVELOPMENTS

     Certain material developments with respect to us have occurred since the end of the latest fiscal year for which certified financial statements were included in the latest Form 10-K, as amended, Forms 10-Q, and Forms 8-K filed with the SEC on EDGAR and incorporated by reference. A list of such Forms 8-K are set forth above under Additional Information and Information Incorporated by Reference.

PROSPECTUS [_____], 2003

                          [LOGO]INTELLI-CHECK(R), INC.

                        1,000,000 Shares of Common Stock


                                 The Shemano Group         [LOGO]

================================================================================
Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.
================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table indicates the expenses (other than the underwriting discounts, commissions and non-accountable expense allowance) we will incur in connection with the offering described in this registration statement. All amounts are estimates, other than the SEC registration fee [and the AMEX fee].

SEC registration fee                                 $
AMEX fee
Accounting fees and expenses                                *
Legal fees and expenses                                     *
Printing and engraving                                      *
Transfer agent fees and expenses                            *
Blue sky fees and expenses                                  *
Miscellaneous expenses                                      *
===============================================================
      Total                                          $      *
===============================================================

----------
* To be provided by amendment.


Item 15. Indemnification of Directors and Officers.

     Intelli-Check's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Section 145 of the Delaware General Corporation Law. Delaware law provides that the directors of a corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability
(i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derives an improper personal benefit. Intelli-Check's By-laws provide that the Company shall indemnify its directors and officers under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.


Item 16. Exhibits and Financial Statement Schedules.

a. Exhibits

1.1     Form of Underwriting Agreement*
3.1 Certificate of Incorporation, as amended (Incorporated by reference to Registrant's Registration Statement on Form SB-2, File No. 333-87797)
3.2 Certificate of Designation of Preferred Stock of Intelli-Check, Inc. (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 31, 2003)
4.1 Specimen Common Stock Certificate (Incorporated by reference to the Registrant's Registration Statement on Form SB-2, File No. 333-87797)
4.2 Warrant to Gryphon Master Fund, L.P. (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 31, 2003)
4.3     Form of Underwriter's Warrant Agreement including form of Warrant
        Certificate*

5.1     Opinion of Loeb & Loeb*
10.1 1998 Stock Option Plan (Incorporated by reference to Registration Statement on Form SB-2 (File No. 333-87797) filed September 24, 1999)
10.5 Agreement of Lease between the Company and Industrial and Research Associates, dated as of October 15, 2000 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 29, 2001)
10.6 1999 Stock Option Plan (Incorporated by reference to Registration Statement on Form SB-2 (File No. 333-87797) filed September 24, 1999)
10.7 Development and Supply Agreement between the Company and Welch Allyn Data Collection Inc., dated July 9, 1999 (Incorporated by reference to Registration Statement on Form SB-2 (File No. 333-87797) filed September 24, 1999)
10.8 Agreement between the Company and Northern Leasing Systems Inc., dated as of August 13, 1999 (Incorporated by reference to Registration Statement on Form SB-2 (File No. 333-87797) filed September 24, 1999)
10.10 Agreement between the Company and Kevin Messina, individually and d/b/a K.M. Software Development, dated as of May 3, 1999 (Incorporated by reference to Registration Statement on Form SB-2 (File No. 333-87797) filed September 24, 1999)
10.11 Memorandum of Understanding between AAMVAnet, Inc. and Intelli-Check, Inc. effective November 15, 2000 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 29, 2001)
10.12 2001 Stock Option Plan (Incorporated by reference to Registrant's Proxy Statement on Schedule 14A filed May 31, 2001)
10.13 Employment Agreement between Edwin Winiarz and the Company, dated as of September 7, 2001 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 31, 2003)
10.14 Employment Agreement between Frank Mandelbaum and the Company, dated as of February 1, 2002 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 29, 2002)
10.15 Memorandum of Understanding between AAMVAnet, Inc. and Intelli-Check, Inc. effective January 29, 2002 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 29, 2002)
10.16 Securities Purchase Agreement between Intelli-Check, Inc. and Gryphon Master Fund, L.P. dated March 27, 2003 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 31, 2003)
10.17 Registration Rights Agreement between Intelli-Check, Inc. and Gryphon Master Fund, L.P. dated March 27, 2003 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 31, 2003)
10.18 Intellectual Property License Agreement between Intelli-Check, Inc. and Cardcom, Inc. effective March 12, 2003
11.1    Statement regarding computation of per share earnings*
23.1    Consent of Grant Thornton LLP
23.2    Consent of Arthur Andersen, LLP**
24      Power of Attorney (included in the signatures pages hereof)

----------
* To be filed by amendment.
** Pursuant to Rule 437(a) promulgated under the Securities Act of 1933, as amended, no consent is filed herewith.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, as of August 14, 2003.

                                 INTELLI-CHECK, INC.

                                      /s/ FRANK MANDELBAUM

                                 By: Frank Mandelbaum
                                     Chairman of the Board and Chief
                                     Executive Officer


                                POWER OF ATTORNEY

The Registrant and each person whose signature appears below hereby appoint Frank Mandelbaum and Edwin Winiarz, and each of them, as their attorneys-in-fact, with full power of substitution, to execute in their names and on behalf of the Registrant and each such person, individually and in each capacity stated below, one or more amendments (including post-effective amendments) to this Registration Statement as the attorney-in-fact acting on the premise shall from time to time deem appropriate and to file any such amendment to this Registration Statement with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated, on the 14th day of August, 2003.

  Name and Signature                   Title                          Date
  ------------------                   -----                          ----

/s/ FRANK MANDELBAUM        Chairman of the Board and          August 14, 2003
                            Chief Executive Officer
Frank Mandelbaum
--------------------------------------------------------------------------------
/s/ EDWIN WINIARZ           Senior Executive Vice President,   August 14, 2003
                            Treasurer, Chief Financial
                            Officer
Edwin Winiarz
--------------------------------------------------------------------------------
                            Director                           August 14, 2003

Evelyn Berezin
--------------------------------------------------------------------------------
/s/ HOWARD DAVIS            Director                           August 14, 2003

Howard Davis
--------------------------------------------------------------------------------
/s/ JEFFREY LEVY            Director                           August 14, 2003

Jeffrey Levy
--------------------------------------------------------------------------------
/s/ CHARLES MCQUINN         Director                           August 14, 2003

Charles McQuinn
--------------------------------------------------------------------------------
/s/ ARTHUR L. MONEY         Director                           August 14, 2003

Arthur L. Money
--------------------------------------------------------------------------------
                            Director                           August 14, 2003

Jim Moody
--------------------------------------------------------------------------------

                                INDEX TO EXHIBITS

1.1     Form of Underwriting Agreement*
3.1 Certificate of Incorporation, as amended (Incorporated by reference to Registrant's Registration Statement on Form SB-2, File No. 333-87797)
3.2 Certificate of Designation of Preferred Stock of Intelli-Check, Inc. (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 31, 2003)
4.1 Specimen Common Stock Certificate (Incorporated by reference to the Registrant's Registration Statement on Form SB-2, File No. 333-87797)
4.2 Warrant to Gryphon Master Fund, L.P. (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 31, 2003)
4.3     Form of Underwriter's Warrant Agreement including form of Warrant
        Certificate*
5.1     Opinion of Loeb & Loeb*
10.1 1998 Stock Option Plan (Incorporated by reference to Registration Statement on Form SB-2 (File No. 333-87797) filed September 24, 1999)
10.5 Agreement of Lease between the Company and Industrial and Research Associates, dated as of October 15, 2000 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 29, 2001)
10.6 1999 Stock Option Plan (Incorporated by reference to Registration Statement on Form SB-2 (File No. 333-87797) filed September 24, 1999)
10.7 Development and Supply Agreement between the Company and Welch Allyn Data Collection Inc., dated July 9, 1999 (Incorporated by reference to Registration Statement on Form SB-2 (File No. 333-87797) filed September 24, 1999)
10.8 Agreement between the Company and Northern Leasing Systems Inc., dated as of August 13, 1999 (Incorporated by reference to Registration Statement on Form SB-2 (File No. 333-87797) filed September 24, 1999)
10.10 Agreement between the Company and Kevin Messina, individually and d/b/a K.M. Software Development, dated as of May 3, 1999 (Incorporated by reference to Registration Statement on Form SB-2 (File No. 333-87797) filed September 24, 1999)
10.11 Memorandum of Understanding between AAMVAnet, Inc. and Intelli-Check, Inc. effective November 15, 2000 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 29, 2001)
10.12 2001 Stock Option Plan (Incorporated by reference to Registrant's Proxy Statement on Schedule 14A filed May 31, 2001)
10.13 Employment Agreement between Edwin Winiarz and the Company, dated as of September 7, 2001 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 31, 2003)
10.14 Employment Agreement between Frank Mandelbaum and the Company, dated as of February 1, 2002 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 29, 2002)
10.15 Memorandum of Understanding between AAMVAnet, Inc. and Intelli-Check, Inc. effective January 29, 2002 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 29, 2002)
10.16 Securities Purchase Agreement between Intelli-Check, Inc. and Gryphon Master Fund, L.P. dated March 27, 2003 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 31, 2003)
10.17 Registration Rights Agreement between Intelli-Check, Inc. and Gryphon Master Fund, L.P. dated March 27, 2003 (Incorporated by reference to Registrant's Annual Report on Form 10-K filed March 31, 2003)
10.18 Intellectual Property License Agreement between Intelli-Check, Inc. and Cardcom, Inc. effective March 12, 2003
11.1    Statement regarding computation of per share earnings*
23.1    Consent of Grant Thornton LLP
23.2    Consent of Arthur Andersen, LLP **
24      Power of Attorney (included in the signatures pages hereof)

----------
* To be filed by amendment.
** Pursuant to Rule 437(a) promulgated under the Securities Act of 1933, as amended, no consent is filed herewith.